UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 0-4281
CUSIP NUMBER
NOTIFICATION OF LATE FILING	05874B 10 7

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION

Bally Technologies, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

6601 South Bermuda Road
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89119
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bally Technologies, Inc. (the “Company”) hereby requests an extension of time to file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006 (the “December 2006 Form 10-Q”).  The Company dedicated significant resources towards the preparation and filing of its amended Annual Report on Form 10-K for the fiscal year ended June 30, 2005, which was filed on October 31, 2006, and on its Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2005 and December 31, 2005, which were filed on December 22, 2006.  As a result, the Company has been unable to complete the preparation of its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2006 and September 30, 2006 and its Annual Report on Form 10-K for the fiscal year ended June 30, 2006 (collectively, the “Delinquent Reports”).  Until the Company has filed the Delinquent Reports, it will not be able to file its December 2006 Form 10-Q. The Company continues to dedicate significant resources to the preparation of the Delinquent Reports and the related financial statements.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert C. Caller	(702)	584-7600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2006 and September 30, 2006 and Annual Report Form 10-K for the fiscal year ended June 30, 2006.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In its Quarterly Report on Form 10-Q  for the fiscal quarter ended December 31, 2005, filed on December 22, 2006, the Company reported a loss from continuing operations of  $(8.9) million, or $(0.17) per diluted share, on revenues of $128.5 million for the three months ended December 31, 2005.  Although the Company expects significant changes between its results of operations for the fiscal quarter ended December 31, 2006, as compared to the results for the fiscal quarter ended December 31, 2005, until the Company has completed the preparation of the financial statements related to such periods, the Company cannot make a reasonable estimate of the changes between such periods.  However, the Company expects to report improved results from continuing operations for the three months ended December 31, 2006, as compared to the corresponding period of the prior year.

Bally Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 12, 2007	By	/s/ Robert C. Caller
Robert C. Caller
Executive Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).